SembCorp
Industries

02 FEB 26 AM 8:45

Rule 12g3-2(b) File No. 825109

4 February 2002

02015397

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Enclosure

dlw 2/26

MASNET No. 30 OF 04.02.2002
Announcement No. 30

SEMBCORP INDUSTRIES LTD

Acquisition of additional 15 per cent interest in SembCorp Air Products (Hyco) Pte Ltd

SembCorp Industries wishes to announce that its wholly-owned subsidiary, SembCorp Utilities Pte Ltd, has on January 31, 2002 acquired the entire 15 per cent shareholding held by EDB Investments Pte Ltd (EDBI) in the capital of SembCorp Air Products (Hyco) Pte Ltd (SembAP) comprising 2,029,500 ordinary shares of par value S$1.00 each and 270 redeemable preference shares of par value S$1.00 each for a total consideration of S$6,342,372/-.

Upon the purchase, SembCorp Utilities' equity in SembAP will increase from 45 per cent to 60 per cent while the remaining 40 per cent will be held by Air Products Singapore Pte Ltd.

The purchase has no material impact on the earnings and net tangible assets per share of SembCorp Industries.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary

February 4, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 04/02/2002 to the SGX

SembCorp Industries

02 FEB 26 AM 8:45

Rule 12g3-2(b) File No. 825109

21 January 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837

MASNET No. 29 OF 18.01.2002
Announcement No. 29

SEMBCORP INDUSTRIES LTD

NOTIFICATION PURSUANT TO CLAUSE 902(3)(c) OF THE LISTING MANUAL

Pursuant to Clause 902(3)(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we confirm that, as far as to our knowledge, as at todate, none of the persons holding managerial positions in the Company is related to a director or substantial shareholder of the Company or of any of its subsidiaries.

Linda Hoon Siew Kin
Group Company Secretary

January 18, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 18/01/2002 to the SGX